Act: 1933
~~Section~~: FORM S3
Rule:
Public Availability: 3/15/2012

NO ACT

DC
PE
3-13-12

March 15, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ADA-ES, Inc.
Incoming letter dated March 13, 2012

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act.

- The Division will not object if HoldingCo, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Stock-Based Benefit Plan Registration Statements and the Company S-3 Registration Statements, provided that HoldingCo adopts the Stock-Based Benefit Plan Registration Statements and the Company S-3 Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- HoldingCo may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Forms S-3 and S-8. The Company's reporting history under the Exchange Act may also be used in determining whether HoldingCo "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- The Company's Exchange Act reporting history may be taken into account when determining HoldingCo's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in Company Common Stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

- The actions to be taken by the Company to assume the Stock-Based Benefit Plans do not constitute actions that require the disclosure of information required by Item 10 of Schedule 14A.

- The Division will not object if the Company and HoldingCo omit the financial and other information required by Form S-4 from the Reorganization Proxy Statement/Prospectus to the same extent permitted by Instruction 4 to Item 14 of Schedule 14A. In reaching this position, we note your representation that, immediately after the effective time of the Reorganization, the consolidated assets, liabilities, business and operations of HoldingCo and its subsidiaries will be the same as the consolidated assets, liabilities, business and operations of the Company and its subsidiaries immediately prior to such effective time and that all information necessary for evaluation of the Reorganization will be disclosed in the Reorganization Proxy Statement/Prospectus.

- HoldingCo may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) of the Securities Act.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

William A. Hines
Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

March 15, 2012

Mail Stop 4561

Jeffrey M. Brenman, Esq.
Schuchat, Herzog and Brenman, LLC
1900 Wazee Street, Suite 300
Denver, CO 80202

Re: ADA-ES, Inc.

Dear Mr. Brenman:

In regard to your letter of March 13, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SCHUCHAT, HERZOG & BRENMAN, LLC

Jeffrey M. Brenman
Attorney at Law
Direct: 303-295-9702
jbrenman@shblegal.com

Securities Act of 1933 – Section 4(3),
Forms S-3, S-4 and S-8; and
Rules 144, 174 and 414;
Securities Exchange Act of 1934 –
Schedule 14A; and
Rules 12g-3 and 12b-2

March 13, 2012

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, DC 20549

Re: ADA-ES, Inc. (SEC Filer No. 000-50216) – Proposed Reorganization
Securities Act of 1933 – Section 4(3), Forms S-3, S-4 and S-8 and Rules 144, 174 and 414;
Securities Exchange Act of 1934 – Schedule14A and Rules 12g-3 and 12b-2

Ladies and Gentlemen:

I. SUMMARY OF THE PROPOSED REORGANIZATION

ADA-ES, Inc., a Colorado corporation (the "Company"), is considering a reorganization (the "Reorganization") pursuant to which (i) the Company has formed a wholly owned Delaware corporate subsidiary by the name of Advanced Emissions Solutions, Inc. ("HoldingCo"), (ii) HoldingCo has formed a new wholly owned Colorado corporate subsidiary named ADA Merger Corp. ("MergerCo"), and (iii) the Company would merge (the "Merger") with HoldingCo's new, wholly owned subsidiary, MergerCo, with the Company as the surviving entity (the "Surviving Company"), thereby making the Company a wholly owned subsidiary of HoldingCo. The Reorganization, which is subject to shareholder approval, will result in each holder of shares of the no par value common stock of the Company ("Company Common Stock") (other than the Company as to any shares held in treasury), becoming a holder of an identical number of shares of common stock of HoldingCo, with a par value of $0.001 per share ("HoldingCo Common Stock").

At the time the Merger of the Company with MergerCo becomes effective (the "Effective Time"), HoldingCo will, in effect, replace the Company as the publicly held corporation. HoldingCo and its direct or indirect subsidiaries would thereafter conduct all of the operations currently conducted by the Company and its subsidiaries and the consolidated assets, liabilities, operations and financial condition of HoldingCo immediately after the Reorganization would be the same as those of the Company immediately prior to the Reorganization. HoldingCo will not be an operating company, but rather will hold the stock and interests of the current operating companies.

Background Information about the Company and its Subsidiaries

The Company is a leading provider of proprietary environmental technology, including equipment and specialty chemicals, that enable coal-fueled power plants to meet emissions regulations, enhance existing air pollution control equipment, maximize capacity and improve operating efficiencies. The purpose of the Reorganization is to create a new holding company for the Company and its subsidiaries. Management of the Company believes that the Reorganization would align the Company's corporate structure with its business operations and facilitate potential future acquisitions of additional businesses and joint ventures (although the Company has no agreements, plans or understandings with respect to any such transaction).

The Company was originally incorporated in Colorado in 1997, well before the Company became a publicly held company. By virtue of incorporating HoldingCo in Delaware, the Reorganization will place the corporate domicile of HoldingCo, as the successor public company, in Delaware. HoldingCo's domicile in Delaware will afford the board of directors and management of HoldingCo, as the successor public company, the benefits of Delaware's well established principles of corporate governance and the greater predictability, flexibility and responsiveness of Delaware corporation law to corporate needs. Management of the Company believes that Delaware is a more favorable environment for HoldingCo, as the successor public company, and its shareholders.

The Reorganization would be submitted to a vote of the shareholders of the Company at the Company's 2012 annual meeting, which is currently scheduled for June 6, 2012 (the "2012 Annual Meeting") and it is currently contemplated that, if approved, the Reorganization would become effective on or about July 1, 2012. As a result of the Reorganization, the current shareholders of the Company will become stockholders of HoldingCo, owning the same number of shares of HoldingCo stock as they owned Company stock prior to the Reorganization. HoldingCo would have the same board of directors and officers as the Company. HoldingCo would also assume all of the Company's obligations under its existing equity plans.

A registration statement on Form S-4 covering the shares of HoldingCo Common Stock to be issued in the Reorganization will be filed with the Securities and Exchange Commission (the "Commission") by HoldingCo (the "Reorganization Registration Statement"). The prospectus of HoldingCo to be included in the Reorganization Registration Statement will also constitute a proxy statement of the Company with respect to the solicitation of proxies by the Company pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") in support of the Reorganization (the "Reorganization Proxy Statement/Prospectus") to be submitted to the Company's existing shareholders at the 2012 Annual Meeting.

The Company undertook a reorganization similar to the Reorganization in 2011 (the "2011 Reorganization"), but abandoned it prior to completion. The Company formed HoldingCo and filed a registration statement on Form S-4 on March 14, 2011 (SEC File No. 333-172809) with the Commission to register the HoldingCo common stock. The Company also intended to use the S-4 prospectus as its proxy statement for soliciting proxies at its 2011 annual meeting to approve the 2011 Reorganization. Prior to effectiveness of the S-4 registration statement and due to a significant adverse ruling against it in an unrelated arbitration, the Company's Board determined not to pursue the reorganization at that time and the S-4 registration statement was withdrawn on April 19, 2011. A copy of the comment letter received from the Commission on the 2011 Form S-4 registration statement is attached hereto as Annex B hereto.

On behalf of the Company and HoldingCo, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Commission concur in certain opinions and conclusions set forth below under Section III, entitled "Request," (beginning on page 7) that we have reached on the basis of prior no-action letters issued by the Staff referenced in this letter with respect to the applicability to the Reorganization of certain provisions of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, and the rules and forms promulgated under each. We also hereby request the Staff's confirmation that HoldingCo may rely on the Staff's concurrence to the same extent as the Company.

The Company, HoldingCo and MergerCo

The Company was incorporated under the laws of the State of Colorado in 1997 and has been an Exchange Act registrant since 2003. The Company has filed all reports required to be filed under Section 13(a) of the Exchange Act.

The Company's authorized capital stock consists of 50,000,000 shares of Company Common Stock, no par value per share, of which 10,001,665shares (not including 122 shares held by the Company as treasury shares) were issued and outstanding as of March 1, 2012, and 50,000,000 shares of preferred stock, no par value per share, none of which is outstanding on the date hereof. The Company Common Stock is listed on the NASDAQ Capital Market and is registered pursuant to Section 12(b) of the Exchange Act. As of March 1, 2012, there were approximately 1,490 record holders of the Company Common Stock.

The Company maintains and sponsors various stock-based compensation plans, including the 2002 ADA-ES Stock Option Plan, the 2004 Executive Stock Option Plan, the 2005 Directors' Compensation Plan, the Amended and Restated 2007 Equity Incentive Plan, as amended, the ADA-ES, Inc. Profit Sharing Retirement Plan and the Amended and Restated 2010 Non-Management Compensation and Incentive Plan (the "2010 Plan") (all of these plans are collectively referred to as the "Stock-Based Benefit Plans"). The securities to be offered under each of the Stock-Based Benefit Plans are registered on effective registration statements on Form S-8 (SEC Registration Nos. 333-110479, 333-112587, 333-114546, 333-121234, 333-143004, 333-144820, 333-159715 and 333-164792) (the "Stock-Based Benefit Plan Registration Statements"). We note that the Amended and Restated 2007 Equity Incentive Plan was amended to increase the number of shares authorized for issuance thereunder (the "2007 Plan Amendment"), and such amendment as well as the 2010 Plan will be submitted to the Company's shareholders for approval at the Company's upcoming Annual Meeting. If approved by shareholders, the Company, or HoldingCo as successor issuer, will amend the related Stock-Based Benefit Plan Registration Statement to register the additional shares.

The Company also has three currently effective registration statements on Form S-3 on file, two of which are for selling securityholders (SEC Registration Nos. 333-153596 and 333-167188) and one registration statements on Form S-3 on file as a shelf offering for the Company under SEC Rule 415 (SEC Registration No. 333-171936) which was declared effective on October 12, 2011, and pursuant to which the Company sold 2,300,000 shares of Company Common Stock (collectively we refer to these as the "Company S-3 Registration Statements").

The Company does not have any outstanding debt securities or obligations registered under the Exchange Act. The Company Common Stock is the only class of the Company's securities outstanding (other than certain options to purchase common stock that it has issued under the Stock-Based Benefit Plans) and the only class of the Company's securities for which the Company has reporting obligations under the Exchange Act.

To facilitate the Reorganization, the Company has formed HoldingCo as a wholly owned subsidiary of the Company and MergerCo as a wholly owned subsidiary of HoldingCo. Prior to the Reorganization, neither HoldingCo nor MergerCo has had or will have any assets or liabilities other than those nominal assets and liabilities relating to their formation and their participation in the Reorganization, nor will either HoldingCo nor MergerCo engage in any business activities other than those related to their participation in the Reorganization.

A chart showing the pre and post-reorganization relationships of the Company, HoldingCo and MergerCo follows below:


Summary of Organizational Structure
2012 Reorganization of ADA-ES, Inc.
Pre-Reorganization
ADA-ES, Inc., a Colorado corporation
The "Company" - Currently the public company
Advanced Emissions Solutions, Inc., a Delaware corporation
"HoldingCo" - currently a wholly-owned subsidiary of the Company
ADA Merger Corp., a Colorado corporation
"MergerCo" - currently a wholly-owned subsidiary of HoldingCo
Post-Reorganization
Advanced Emissions Solutions, Inc., a Delaware corporation
"HoldingCo" - the new public company
ADA-ES, Inc., a Colorado corporation
After the merger with MergerCo, the Company will be a wholly-owned subsidiary of HoldingCo

II. THE REORGANIZATION

A. The Reorganization; Effect of the Reorganization.

The Reorganization is to be effected pursuant to the following steps:

(i) The Company, HoldingCo and MergerCo will enter into an Agreement and Plan of Merger (the "Merger Agreement"), which has been approved by their respective boards of directors and by the Company and HoldingCo as the sole stockholder and shareholder, respectively, of HoldingCo and MergerCo.

(ii) Following adoption of the Merger Agreement and approval of the Merger by the shareholders of the Company, the Company will merge with MergerCo pursuant to Section 7-111-101 of the Colorado Business Corporation Act (the "CBCA"), with the Company being the Surviving Company.

B. Conditions.

The Merger Agreement will provide that consummation of the Reorganization is conditioned upon:

- the declaration by the Commission of the effectiveness of the Reorganization Registration Statement and the absence of any stop order in respect of the Reorganization Registration Statement or proceeding seeking a stop order by the Commission;
- the adoption of the Merger Agreement and approval of the Merger by the shareholders of the Company, as required by the CBCA, at a meeting of the Company's shareholders;
- the approval by the NASDAQ Stock Market of the listing of the HoldingCo Common Stock to be issued or reserved for issuance in connection with the Reorganization; and
- the receipt by the Company and HoldingCo, in form and substance satisfactory to them, of an opinion of tax counsel with respect to the material U.S. federal income tax consequences of the Reorganization.

C. Conversion of Shares.

The Reorganization Agreement will provide that, automatically at the Effective Time:

(i) each share of Company Common Stock outstanding (other than shares held in the Company's treasury, if any, which will be cancelled) will automatically be converted into one share of HoldingCo Common Stock (appraisal rights are not available under the CBCA in connection with the Reorganization);

(ii) the MergerCo common stock held by HoldingCo will automatically be converted into, and thereafter represent, 100% of the common stock of the Surviving Company; and

(iii) each share of HoldingCo Common Stock held by the Company will, by virtue of the Reorganization and without any action of the Company, be cancelled, and no consideration will be delivered in respect thereof.

At the Effective Time, the Stock-Based Benefit Plans will be assumed by HoldingCo pursuant to resolutions of the Company's board of directors and HoldingCo's board of directors. Following such assumption of the Stock-Based Benefit Plans, HoldingCo Common Stock will replace all Company Common Stock in all Stock-Based Benefit Plans, including any stock options or other stock-based rights that have been granted under any of the Stock-Based Benefit Plans.

In connection with the Reorganization, the Company intends to notify NASDAQ that a Substitution Listing Event will occur and to pay the required Substitution Listing Fee in respect of the HoldingCo Common Stock. Stock will be issued upon the exercise of any options or the payment of any other stock-based awards and otherwise to reflect appropriately the substitution of HoldingCo Common Stock for Company Common Stock. HoldingCo and the Company will execute and deliver such documents, and make such amendments to the Stock-Based Benefit Plans, as necessary or appropriate to effect the assumption of the Stock-Based Benefit Plans by HoldingCo. The amendments, however, will not materially alter any of the benefits accruing to participants under the Stock-Based Benefit Plans. To the extent that there are any unsold securities under any of the Company's registration statements that will not be adopted by HoldingCo pursuant to Rule 414 under the Securities Act ("Rule 414"), including any registration statements on Form S-8 (other than those relating to the Stock-Based Benefit Plan Registration Statements), the Company will file post-effective amendments to such registration statements terminating the offering thereof and removing such unsold securities therefrom prior to the Effective Time.

D. Effect of Reorganization.

At the Effective Time, the separate existence of MergerCo will cease, the Company will continue as the Surviving Company of the Merger and will possess all the rights, privileges, powers and franchises of a public and private nature, and be subject to all the restrictions, disabilities and duties, of each of MergerCo and the Company, and all debts, liabilities and duties of MergerCo and the Company, respectively, will thenceforth attach to the Company as the Surviving Company, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it, all as provided under Sections 7-111-106 and 7-90-204 of the CBCA.

Generally, for U.S. federal income tax purposes, no gain or loss will be recognized by shareholders of the Company upon the conversion of Company Common Stock into HoldingCo Common Stock pursuant to the Merger.

E. Certificate of Incorporation and Bylaws; Capital Stock.

The Certificate of Incorporation and Bylaws of HoldingCo will contain provisions that provide substantially the same rights and protections for HoldingCo's stockholders and creditors as those they currently have under the Company's Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws, including substantially the same voting, dividend and other rights as those held by the holders of Company Common Stock.

However, due to the differences between the CBCA and Delaware law, the Reorganization will effect some changes in the rights of the Company's shareholders. The comparative differences between the CBCA and Delaware law and the charter documents of the Company and HoldingCo will be summarized in the Reorganization Registration Statement. Attached hereto as Annex A is a comparison of the anticipated rights of holders of HoldingCo Common Stock as compared to Company Common Stock.

The HoldingCo Common Stock will trade on the NASDAQ Capital Market, as does the Company Common Stock currently, although it is anticipated that the HoldingCo Common Stock will trade under the same NASDAQ trading symbol as does the Company Common Stock.

F. Directors and Executive Officers of HoldingCo; Committees of the HoldingCo Board.

The HoldingCo board of directors (the "HoldingCo Board") consists of the same individuals who constitute the board of directors of the Company (the "Company Board"), with their respective terms as directors of HoldingCo expiring when their respective terms as directors of the Company would have expired. If any member of the Company Board is not elected at the 2012 Annual Meeting, such member would resign as a director of the HoldingCo Board, and the vacancy would be filled by the remaining members of the HoldingCo Board in accordance with the HoldingCo Bylaws. The HoldingCo Board will establish the same committees as the Company Board, and each committee of the HoldingCo Board will be composed of the same directors as the corresponding committee of the Company Board. Each committee of the HoldingCo Board will have a charter that is substantially identical to the charter of the corresponding committee of the Company Board prior to the Effective Time.

The individuals who are executive officers of the Company immediately before the Effective Time will be the only executive officers of HoldingCo immediately following the Effective Time, holding corresponding offices. In particular, the chief executive officer of the Company will continue as the chief executive officer of HoldingCo.

G. Business of HoldingCo; Federal Securities Laws Applicable to HoldingCo.

Prior to the Reorganization, HoldingCo will conduct no business and will have no assets, liabilities or operations other than those nominal assets, liabilities and operations related to its formation and participation in the Reorganization. The Company will continue to engage in its present business as a continuing corporation, and all of its contractual, employment and other business relationships will generally continue unaffected by the Reorganization, except that after the Effective Time certain of its executive management team and certain corporate-level employees will become employees of HoldingCo.

The consolidated assets and liabilities of HoldingCo and its subsidiaries immediately following the Effective Time will be the same as the consolidated assets and liabilities of the Company and its subsidiaries immediately before the Effective Time. Ehrhardt Keefe Steiner & Hottman, PC, the Company's independent auditors, will serve as the independent auditors of HoldingCo and its subsidiaries after the Effective Time.

Following the Reorganization, HoldingCo will continue to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K under the Exchange Act. In addition, HoldingCo will be required to file proxy and information statements under the Exchange Act. Finally, HoldingCo will continue to be subject to the corporate governance requirements of the NASDAQ, the Sarbanes-Oxley Act of 2002 and the Dodd–Frank Wall Street Reform and Consumer Protection Act.

III. REQUEST

On behalf of the Company, we hereby respectfully request that the Staff concur in each of the following conclusions and opinions, which are discussed more fully below, and that the Staff confirm that HoldingCo may rely on the Staff's concurrence in such conclusions and opinions to the same extent as the Company:

A. Rules 12g-3(a) and 12b-2. The Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and the HoldingCo Common Stock will be deemed to be registered under the Exchange Act by operation of Rule 12g-3(a) upon the filing of the Form 8-K containing the requisite statements on which reliance on Rule 12g-3(a) is conditioned.

B. Rule 414. After the Effective Time, HoldingCo will constitute a "successor issuer" of the Company for purposes of Rule 414 and, upon the filing of post-effective amendments thereto expressly adopting the Stock-Based Benefit Plan Registration Statements and the Company S-3 Registration Statements as its own, it will be allowed to continue the offerings registered thereby as contemplated by Rule 414.

C. Forms S-3, S-4 and S-8. HoldingCo may include the reporting history of the Company in determining whether HoldingCo meets the eligibility requirements for the use of registration statements under the Securities Act following the Reorganization, including Forms S-3, S-4 and S-8.

D. Rule 144(c)(l) and (e). The Company's prior reports and the average weekly trading volume in the Company Common Stock may be taken into account in determining HoldingCo' s compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act and the volume limitations under Rule 144(e) under the Securities Act.

E. Item 10 of Schedule 14A. Actions taken with respect to the assumption by HoldingCo of the obligations of the Company under the Stock-Based Benefit Plans do not constitute actions that require disclosure of information under Item 10 of Schedule 14A of Regulation 14A promulgated under the Exchange Act.

F. Financial and Other Requirements of Form S-4 and Item 14 of Schedule 14A. Certain information required by Form S-4 may be omitted from the Reorganization Proxy Statement/Prospectus to the extent such information is not required to be provided under Item 14 of Schedule 14A pursuant to Instruction 4 to Item 14 of Schedule 14A.

G. Section 4(3) and Rule 174. Dealers need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act and Rule 174 thereunder with respect to HoldingCo after the Reorganization.

We note that the Staff has granted relief similar to that requested in this letter in comparable circumstances on many prior occasions, including reorganization transactions that are very similar to the Reorganization. See generally: MGP Ingredients, Inc. (available October 11, 2011), Interactive Intelligence, Inc., (available April 27, 2011), HCA, Inc. (available November 22, 2010), GrafTech International Ltd. (available November 4, 2010), The Dress Barn, Inc. (available August 13,

2010), GulfMark Offshore, Inc. (available January 11, 2010), MF Global Ltd. (available December 15, 2009), Tim Holions Inc. (available September 9, 2009), Weatherford International Ltd. (available January 14, 2009), Willbros Group, Inc. (available February 27, 2009), Pediatrix Medical Group, Inc. (available December 22, 2008), Otter Tail Corporation (available December 19, 2008), Mentor Corporation (available September 26, 2008), Dollar Tree Stores, Inc. (available February 20, 2008), InterDigital Communications Corporation (available June 25, 2007), Mercer International Inc. (available December 12,2005) and Adolph Coors Company (available August 25,2003).

In reliance on the Staff's Interpretive Release dated September 23, 1981 (Rel. 3418114), after the Reorganization, officers, directors and 10% beneficial owners of the Company will not be required to file initial statements of beneficial ownership on Form 3 to reflect their interest in shares of HoldingCo Common Stock, provided that they note on their next subsequent filing on Form 4 that such form is being filed to indicate a change in beneficial ownership of HoldingCo Common Stock, and that HoldingCo is the successor issuer of the Company for purposes of filings under Section 16 of the Exchange Act.

IV. DISCUSSION

A. Rules 12g-3(a) and 12b-2.

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the HoldingCo Common Stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) (such as the Company Common Stock), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions (none of which is applicable to HoldingCo or the Reorganization). In such a case, Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued. HoldingCo intends to file such a Form 8-K promptly following the Effective Time. In addition, a Form 25 will be filed to delist the Company Common Stock from trading on the NASDAQ Capital Market and a Form 15 will be filed to terminate registration of Company Common Stock under the Exchange Act. Given that the rights of the Company's shareholders will not be materially modified as a result of the Reorganization, we are of the view that the incorporation of the company that will ultimately be owned by the Company's shareholders in Delaware (as opposed to Colorado) should not preclude the application of the foregoing.

A "succession" is defined in Rule 12b-2 as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. While HoldingCo's acquisition by way of the Reorganization will not be direct, the consolidated assets and liabilities of HoldingCo immediately after the Reorganization will be the same as those of the Company immediately before the Reorganization. Similarly, the shareholders of the Company immediately before the Reorganization will be the stockholders of HoldingCo immediately after the Reorganization. Based on our review of the no-action letters listed below, we are of the view that the definition of succession and the Staff's interpretation thereof is broad enough to permit reliance on Rule 12g-3 under circumstances similar to those present in the Reorganization. See, e.g., MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA, Inc., supra, GrafTech International Ltd., supra, The Dress Barn, Inc., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Otter Tail Corporation, supra,

Mentor Corporation, supra, Dollar Tree Stores, Inc., supra, and InterDigital Communications Corporation, supra.

On the basis of the foregoing, we respectfully request that the Staff concur in our opinion that upon consummation of the Reorganization, the HoldingCo Common Stock will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a).

B. Registration Statements and Rule 414.

Rule 414, promulgated under Regulation C of the Securities Act, provides that, if an issuer has been succeeded by another issuer for the purposes of changing its form of organization, a registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement, provided that the conditions enumerated in Rule 414 are satisfied. We believe that each of the Stock-Based Benefit Plan Registration Statements relating to the offering, sale and delivery of shares of Company Common Stock pursuant to the Stock-Based Benefit Plans and the Company S-3 Registration Statements should be deemed to be the registration statement of HoldingCo as the "successor issuer for the purpose of continuing the respective offering," because the Reorganization will have the effect of changing the Company's "form of organization" and substantially meets all the other conditions enumerated in Rule 414.

The conditions enumerated in Rule 414 will be satisfied by the terms and conditions of the Reorganization, except for the technical satisfaction of paragraph (b), which requires that the successor issuer acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. HoldingCo will not directly acquire any of the assets or assume any of the liabilities of the Company, except that HoldingCo will assume the Company's obligations under the Stock-Based Benefit Plans (because they involve the issuance of equity securities)IP. All other assets and liabilities will remain with the Company immediately following the Merger. In keeping with the spirit of Rule 414, HoldingCo will indirectly have the benefit of such assets and will effectively be subject to such liabilities and obligations by reason of its ownership of all of the stock of the Company. Upon the effectiveness of the Reorganization, the assets, liabilities and stockholders' equity of HoldingCo, on a consolidated basis, will be the same as those of the Company immediately prior to the Reorganization. We believe that this technicality relating to paragraph (b) is not material and should not affect the applicability of Rule 414. More importantly, HoldingCo will file post-effective amendments to the Stock-Based Benefit Plan Registration Statements and the Company S-3 Registration Statements adopting the Stock-Based Benefit Plan Registration Statements and the Company S-3 Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act, and will include any additional information necessary to reflect any material changes made in connection with or resulting from the succession or necessary to keep the Stock-Based Benefit Plan Registration Statements and the Company S-3 Registration Statements from being misleading in any material respect, as contemplated by Rule 414(d).

For these reasons, it is our opinion that the Stock-Based Benefit Plan Registration Statements and the Company S-3 Registration Statements of the Company should be deemed to be the corresponding registration statements of HoldingCo as the successor issuer for the purpose of continuing the offerings for purposes of Rule 414, and that HoldingCo may file post-effective amendments to those registration statements as contemplated by Rule 414. We note that the Staff has concurred in similar circumstances with respect to Rule 414. See, e.g., MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA, Inc., supra, GrafTech International Ltd., supra, The Dress Barn, Inc., supra, Pediatrix Medical Group, Inc., supra, and Dollar Tree Stores, Inc., supra.

C. Forms S-3, S-4 and S-8.

General Instruction IA.7.(a) to Form S-3 under the Securities Act provides that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instructions IA. 1, 2, 3 and 5 of Form S-3 if its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.

A holding company has been formed in connection with the Reorganization and the state of incorporation will change. Consistent with prior no-action letters, the fact that the succession involved both the formation of a holding company and a reincorporation merger should not affect the analysis. See, e.g., The Dress Barn, Inc., supra, Oncothyreon Inc. (available January 31, 2008), Payless ShoeSource, Inc. (available April 20, 1998), Quality Food Centers, Inc. (available August 26, 1997) and National Securities Corporation (available February 6, 1997).

Pursuant to the Reorganization, HoldingCo's consolidated assets and liabilities will be the same as the consolidated assets and liabilities of the Company before the Reorganization. Upon consummation of the Reorganization, HoldingCo will have the same consolidated financial position and total enterprise value as the Company prior to the Reorganization. In addition, the executive management of HoldingCo following the Reorganization will be the same as the executive management of the Company immediately prior to the Reorganization. In the absence of any economic and substantive consequence, we believe that, following the Reorganization, HoldingCo should be deemed to be a successor registrant and should be able to include the prior activities of the Company in determining whether the requirements as to the use of Form S-3 have been met by HoldingCo, in determining whether HoldingCo "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 under the Securities Act and "satisfies the registrant requirements for use of S-3," as such phrase is used in the General Instructions of Form S-8. Such a determination would be consistent with relief granted by the Staff in similar circumstances. See, e.g., MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA, Inc., supra, GrafTech International Ltd., supra, The Dress Barn, Inc., supra, Pediatrix Medical Group, Inc., supra, and Dollar Tree Stores, Inc., supra.

Accordingly, we respectfully request that the Staff concur in our opinion that after the Reorganization, HoldingCo will be entitled to take into account the Company's reporting history prior to the Reorganization in determining whether HoldingCo (i) is eligible to use Form S-3, (ii) "meets the requirements for use of Form S-3," as such phrase is used in General Instructions B.l.(a) and B.l.(b) of Form S-4 under the Securities Act and (iii) "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-8. We recognize that affiliates of HoldingCo who desire to sell HoldingCo Common Stock absent registration under the Securities Act must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption.

D. Rule 144

Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities and (iii) has filed all of the reports required to be filed by it under Section 13 of the Exchange Act for the 12 months preceding such sale (or for such shorter period that it was required to file such reports). The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of HoldingCo from utilizing Rule 144 during the first 90 days after the Effective Time, we believe that the prior activities of the Company may be taken into account for purposes of determining whether HoldingCo satisfies the Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning HoldingCo would be adequate and current. The Company has been a reporting company under the Exchange Act for many years. All reports required to be filed by the Company under the Exchange Act have been timely filed or will be timely filed prior to the Reorganization, including a current report on Form 8-K with respect to the Company's completion of the Reorganization. Similarly, HoldingCo will be subject to the reporting requirements of Section 13 of the Exchange Act following the Reorganization. HoldingCo will have the same consolidated assets, liabilities, businesses, management and operations as the Company prior to the Reorganization. Therefore, we conclude that strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reports and the continuing reporting that will be made by HoldingCo. Based on the foregoing, we are of the opinion that, for purposes of Rule 144, HoldingCo may include the Company's reporting history and status prior to the Reorganization in determining whether HoldingCo has complied with the public information requirements of Rule 144(c)(1) and thus, HoldingCo should be deemed to have complied with the public information requirements of Rule 144(c)(1) immediately after the Reorganization if the Company has complied with the requirements of the Rule until the Effective Time. The Staff has taken similar positions in the context of comparable transactions. See, e.g., MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA, Inc., supra, GrafTech International Ltd., supra, The Dress Barn, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation, supra, Otter Tail Corporation, supra, and Dollar Tree Stores, Inc., supra.

In addition, because the same number of shares HoldingCo Common Stock will be outstanding immediately after the Reorganization as the number of shares of Company Common Stock immediately prior to the Reorganization, and because the HoldingCo Common Stock will represent an investment that is substantially the same as the investment in Company Common Stock for the reasons discussed above, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by the Company prior to the Reorganization and the average weekly trading volume of Company Common Stock during the time periods specified by Rule 144(e)(1) occurring immediately prior to the Reorganization may be taken into account by holders of HoldingCo Common Stock in determining the applicable limitation on the amount of HoldingCo Common Stock that may be sold in compliance with

Rule 144(e)(l). The Staff has taken similar positions in the context of comparable transactions as noted in the no-action letters listed in the immediately preceding paragraph above.

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Company's reporting history under the Exchange Act prior to the Reorganization may be taken into account in determining whether HoldingCo has complied with the current public information requirements of Rule 144(c)(1) and the average weekly trading volume in Company Common Stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining the limitation on the amount of HoldingCo Common Stock that may be sold pursuant to Rule 144(e).

E. Item 10 of Schedule *14A*.

In the Reorganization, HoldingCo will assume and continue the Stock-Based Benefit Plans without any modification and each outstanding option or other stock-based award will be converted into an option or stock-based award with respect to the same number of shares of HoldingCo Common Stock, with the same terms, rights and conditions as the corresponding Company option or stock-based award. The assumption by HoldingCo of the rights and obligations of the Company under the Stock-Based Benefit Plans is simply a conversion of existing rights to a new successor issuer and does not constitute or require "actions" that would trigger a need to disclose information about the Stock-Based Benefit Plans under Item 10 of Schedule *14A* other than as the Company has disclosed in the Reorganization Registration Statement with respect to the 2007 Plan Amendment and 2010 Plan. The assumption by HoldingCo of the obligations of the Company under the Stock-Based Benefit Plans will not constitute the approval of a new compensation plan under which equity securities of HoldingCo will be authorized for issuance or the amendment or modification of an existing plan as there will be no change to the Stock-Based Benefit Plans in connection with the Reorganization but simply a conversion of existing rights and an assumption and continuation of existing plans without amendment of modification. Disclosure of information under Item 10 of Schedule *14A* of the Exchange Act in connection with the Reorganization would not provide any meaningful disclosure, as it is the same both before and after the Reorganization and it would, therefore, be unnecessary to include such information in the Reorganization Registration Statement on Form S-4 for the Company's shareholders to make an informed decision relating to the Reorganization. Accordingly, we are of the opinion that the actions to be taken with respect to the assumption by HoldingCo of the obligations of the Company under the Stock-Based Benefit Plans do not constitute actions that require the disclosure of information under Item 10 of Schedule *14A* of the Exchange Act. The Staff has taken similar positions with respect to Item 10 in the context of transactions similar to the Reorganization. See, e.g., The Dress Barn, Inc., supra, Weatherford International Ltd., supra, and Mercer International Inc., supra. We note that the Reorganization Registration Statement will include information on the effects of the Reorganization on the Stock-Based Benefit Plans so that existing shareholders will be fully aware that there will be no amendments or modifications to such plans as a result of the Reorganization.

Based upon the foregoing, we respectfully request that the Staff concur in our opinion that the actions to be taken with respect to the assumption by HoldingCo of the obligations of the Company under the Stock-Based Benefit Plans do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act.

F. Financial and Other Requirements of Form S-4 and Item 14 of Schedule *14A*.

As noted above, the Reorganization Proxy Statement/Prospectus will be filed by HoldingCo under cover of the Reorganization Registration Statement on Form S-4. Item 3(d), (e) and (t) and Item 5 of Form S-4 require that a prospectus filed as part of a Registration Statement on Form S-4 include the following disclosures: (a) the selected financial data required by Item 301 of Regulation S-K; (b) the selected financial data required by Item 301 of Regulation S-K prepared on a pro forma basis; (c) the book value per share on a historical and pro forma basis as of the date the selected financial data is presented, and cash dividends and income (loss) per share on an historical and pro forma basis for the periods for which selected financial data is presented; and (d) the pro forma financial information required by Article 11 of Regulation S-X. In addition, Subparts B and C of Part I of Form S-4 require certain historical and other information with respect to the registrant and the company being acquired.

An issuer engaged in the creation of a holding company may omit from its proxy statement/prospectus filed as part of its registration statement on Form S-4 such information as may be omitted pursuant to Instruction 4 to Item 14 of Schedule *14A* under the Exchange Act. Item 14 of Schedule *14A* requires a registrant engaged in a merger, consolidation, acquisition or similar matter to furnish, among other things, the same information as that required by Item 3(d), (e) and (t), Item 5 and Subparts Band C of Part I (Items 10 through 17) of Form S-4. Instruction 4 to Schedule *14A,* however, states that information called for by Items 14(b)(8) through 14(b)(11) and Item 14(c) is not required to be provided for a plan of merger that involves "only the acquiring company and one or more of its totally held subsidiaries and does not involve a liquidation or spin-off."

In this regard, immediately prior to the Reorganization, HoldingCo will be a wholly owned subsidiary of the Company and MergerCo will be an indirect, wholly owned subsidiary of the Company and no liquidation or spin-off will occur as a result of the Reorganization. The consolidated assets, liabilities, business and operations of HoldingCo and its subsidiaries immediately after the Effective Time will be the same as the consolidated assets, liabilities, business and operations of the Company and its subsidiaries immediately prior to such Effective Time. Information relating to the Company but omitted from the Reorganization Registration Statement on Form S-4 will be contained or incorporated by reference in the Reorganization Registration Statement. HoldingCo and MergerCo will be formed specifically to effect the Reorganization and will have no assets, liabilities or operations other than those nominal assets, liabilities and operations related to their formation and participation in the Reorganization. As a result, a presentation of the selected financial data and the selected financial data on a pro forma basis for the Reorganization, as prescribed by Item 301 of Regulation S-K, the book value per share, cash dividends and income (loss) per share on a historical and pro forma basis for the Reorganization and the pro-forma financial information with respect to the Reorganization required by Subparts B and C of Part I of Form S-4, would not provide any meaningful disclosure as it is the same both before and after the Reorganization and it would, therefore, be unnecessary to include such information in the Reorganization Registration Statement on Form S-4 for the Company's shareholders to make an informed decision relating to the Reorganization. All information necessary for the evaluation of the Reorganization by the shareholders of the Company will be presented in the Reorganization Proxy Statement/Prospectus and such disclosure will be in compliance with the general disclosure requirements of Form S-4 and Schedule 14A. We are of the view that the incorporation of the company that will ultimately be owned by the Company's current shareholders through a Delaware corporation (as opposed to in a Colorado corporation) should not preclude the application of the foregoing. See, e.g., The Mosaic Company (available February 3, 2011), The Dress Barn, Inc., supra, Mercer International Inc., supra.

Accordingly, we respectfully request that the Staff concur in our opinion that the Company and HoldingCo may omit from the Reorganization Proxy Statement/Prospectus such information as may be omitted pursuant to Instruction 4 of Item 14 of Schedule 14A under the Exchange Act. The Staff has taken similar positions with respect to the required contents of a Form S-4 in contexts similar to the Reorganization. See, e.g., The Mosaic Company, supra, The Dress Barn, Inc., supra, Mercer International Inc., supra.

G. <u>Section 4(3) Prospectus Delivery Requirements</u>.

Under Rule 174(b), a dealer need not deliver a prospectus if the issuer is an Exchange Act reporting company. HoldingCo will have the same consolidated assets, liabilities, business and operations as the Company immediately before the Effective Time and will be the successor to the Company. The Company has been a reporting company under the Exchange Act since 2003, and HoldingCo, as the successor to the Company, will assume the Company's reporting status after the Effective Time. The Staff has previously taken the position that the successor in transactions similar to the Reorganization is deemed an Exchange Act reporting company and dealers of the successor's securities may rely on Rule 174(b). See, e.g., Interactive Intelligence, Inc., supra, The Dress Barn, Inc., supra, Tim Hortons Inc., supra, Pediatrix Medical Group, Inc., supra, Mercer International Inc., supra, and Mentor Corporation, supra.

Accordingly, we respectfully request that the Staff concur in our opinion that HoldingCo will be deemed an Exchange Act reporting company and that dealers of HoldingCo Common Stock will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(3) of the Securities Act.

IV. <u>CONCLUSION</u>

On behalf of the Company, we respectfully request the concurrence of the Staff in each of the conclusions and opinions listed above under the heading "Request." We also request that the Staff confirm that HoldingCo may rely on the Staff's concurrence in such conclusions and opinions to the same extent as the Company. Because the Company will not proceed with the Reorganization, including, without limitation, filing the Reorganization Registration Statement, until the outcome of this request is known, we hereby respectfully request that this matter be given expedited consideration by the Staff. If the Staff does not concur in any of our conclusions, opinions or any other matters discussed in this letter, we would appreciate an opportunity to discuss them with the Staff prior to any written response to this letter.

If you have any questions or you require additional information concerning this letter or any matter discussed herein, please contact the undersigned at 303-295-9702.

Sincerely,

Schuchat, Herzog & Brenman, LLC

Jeffrey M. Brenman, Esq.

Cc: Mark McKinnies, Senior VP, CFO and Secretary, ADA-ES
Christine Amrhein, VP and Corporate Counsel, ADA-ES

ANNEX A

COMPARATIVE RIGHTS OF COMPANY SHAREHOLDERS

AND HOLDINGCO STOCKHOLDERS

A summary of the material differences between the rights of holders of Company Common Stock and their prospective rights as holders of HoldingCo Common Stock is set forth below. The Company is incorporated under the laws of the State of Colorado and HoldingCo will be incorporated under the laws of the State of Delaware. At the Effective Time of the Merger, Company Common Stock will be converted on a one-for-one basis into HoldingCo Common Stock. As a result of the Merger, HoldingCo's Certificate of Incorporation and Bylaws and the applicable provisions of the Delaware General Corporation Law (the "DGCL") will govern the rights of the former holders of Company Common Stock who receive shares of HoldingCo Common Stock in the Merger. The rights of the Company's shareholders are governed at the present time by the Amended and Restated Articles of Incorporation and the Second Amended and Restated Bylaws of the Company and the applicable provisions of the Colorado Business Corporation Act ("CBCA").

[Comparison chart follows on next page.]

Annex A

COLORADO (ADA-ES)	DELAWARE (AES)
Authorized Shares	
The authorized capital stock of ADA-ES consists of 50,000,000 shares of common stock, no par value, and 50,000,000 shares of preferred stock, no par value. No shares of preferred stock have been issued.	The authorized capital stock of AES consists of the 50,000,000 shares of common stock, par value per share of $0.001. and 25,000,000 preferred stock, par value per share of $0.001. One share of common stock is outstanding and held by ADA-ES. No shares of preferred stock have been issued.
Voting Requirements	
Holders of common are entitled to one vote per share and vote together as a single class on all matters to be voted upon by shareholders.	Holders of common stock will be entitled to one vote per share and will vote together as a single class on all matters to be voted upon by stockholders.
Under the CBCA, shareholders have the right to cumulate their votes in the election of directors under specified procedures unless the articles of incorporation or bylaws of specified categories of corporations provide otherwise. The right of shareholders to cumulate votes has been eliminated in ADA-ES's articles.	Under the DGCL, stockholders do not have the right to cumulate their votes in the election of directors unless such right is granted in the certificate of incorporation. AES's certificate does not provide for cumulative voting.
Voting Required For Election Of Directors	
The CBCA provides that the vote of a plurality of the shares entitled to vote for directors is required in order to elect a director.	AES's bylaws provide that a vote of a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election will be required to elect a director.
Classified Board of Directors	
ADA-ES's articles do not provide for a classified board of	AES's certificate does not provide for a classified board of

directors. Accordingly, under the CBCA, all of ADA-ES's directors are elected annually.

directors. Accordingly, under the DGCL all directors of AES will be elected annually.

Number of Directors

Under the CBCA, the number of directors must be specified in a corporation's bylaws. ADA-ES's bylaws provide that the board of directors is to be set by the board within a range of between 1 and 15 members. The CBCA, unlike the DGCL, provides that shareholders may amend a corporation's bylaws without the approval of the board of directors. Accordingly, under the CBCA, shareholders of ADA-ES have the ability to determine the size of the Board of Directors.

The DGCL permits a corporation's certificate of incorporation to specify the number of directors if it is not specified in the bylaws. The number of directors is specified in AES's bylaws and states that the board of directors of AES is to be set by the board within a range of 1 and 15 members.

Blank Check Preferred Stock

ADA-ES's articles provide for blank check preferred stock.

AES's certificate provides for blank check preferred stock.

Action By Shareholders Without A Meeting

The CBCA requires unanimous written consent for any shareholder action taken without a meeting, unless a provision is contained in a corporation's articles of incorporation that allows holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted to take such action by consent. ADA-ES's articles do not contain such a provision.

AES's certificate and bylaws provide that stockholders may take any action permitted at an annual or special meeting of stockholders by unanimous written consent.

Removal of Directors

Consistent with the CBCA, ADA-ES's bylaws provide that its stockholders may remove directors of the company with or without cause.

Consistent with the DGCL, AES's bylaws provide that its stockholders may remove directors of the company with or without cause.

Vacancies on the Board of Directors

Under the CBCA, because ADA-ES's articles do not provide otherwise, any vacancies on the board of directors may be filled either by the remaining directors or the shareholders.

Under the DGCL and AES's certificate, vacancies on the board of directors of AES will be filled by the remaining directors.

COMMITTEES OF THE BOARD OF DIRECTORS

ADA-ES's bylaws provide that the board may designate from among its members, an executive and one or more other committees. With the exception of certain actions set forth in the CBCA, which generally prohibit committees from approving significant transactions or taking significant actions, the committees may exercise the authority granted to them by the board.

AES's bylaws provide that the board may designate one or more committees, each of which shall consist of one or more members of the board. With the exception of certain actions set forth in the DGCL, which generally prohibit committees from amending the certificate, approving a significant merger or acquisition or declaring dividends, the committees may exercise all of the authority of the board to the extent provided in a resolution of the board.

Shareholders Power to Call Special Meetings

In accordance with the CBCA, a special meeting of shareholders may be called by (i) the board of directors or the person authorized by the bylaws to call such a meeting (in the case of ADA-ES, the President or any member of the board of directors), or (ii) at the request of holders of not less than 10% of the outstanding shares of ADA-ES.

Under the DGCL, special stockholder meetings may be called by (i) the board of directors, or (ii) stockholders to the extent authorized by the company's certificate of incorporation or bylaws. AES's bylaws provide that a special meeting of shareholders may be called at the request of holders of not less than 20% of the outstanding shares of AES.

Notice of Shareholder Meetings

Consistent with the CBCA, ADA-ES's bylaws require that (i) if the authorized shares of ADA-ES are to be increased, at least 30 days' notice shall be given to the shareholders of record and (ii) if a shareholder meeting is adjourned for more than 120 days (in which case a new record date is to be fixed by the board of directors of ADA-ES), notice shall be given to record holders as of the new record date. In all other cases, shareholders must be given at least 10 days' notice, but not more than 60 days' notice, of shareholder meetings.

AES's bylaws provide for the same notice requirements as ADA-ES's bylaws (i.e. between no less than 10 but not more than 60 days written notice), except that (i) the set notice period for an increase in the authorized shares was eliminated because the DGCL does not require a set notice period and(ii) the 120-day notice in the case of adjournments was changed to a 30-day notice to be consistent with the DGCL.

Notice of Shareholder Nominations for Directors and Business to be Brought Before Meetings

ADA-ES's bylaws provide that a shareholder may propose business to be brought before an annual meeting of shareholders only if such proposal is (i) properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (ii) included in the notice of meeting given by or at the direction of the board of directors or (iii) otherwise permitted by Colorado law. In addition, if a special meeting is properly called by shareholders, the Board shall determine the time and place of such special meeting, which shall be held ninety (90) days from the last date of proper demand for such, unless another earlier date is established by the Board.

AES's bylaws provide that no business may be brought before any meeting of stockholders, including the nomination or election of persons to the board of directors, by a stockholder unless the stockholder satisfies certain advance notice and disclosure requirements. The stockholder must disclose, among other items, certain information related to the business to be proposed at the meeting, its beneficial ownership in AES and whether it is acting in concert with other stockholders or interested parties. Advance notice of any such business must be delivered to or mailed and received at the principal executive offices of the AES not less than one hundred twenty (120) calendar days in advance of the date specified in the Corporation's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received not later than the close of business on the later of one hundred twenty (120) calendar days in advance of such annual meeting or ten (10) calendar days following the date on which of public disclosure of such meeting. Notice of a special meeting called by stockholders must comply with similar information disclosure requirements as stated above. In addition, if a special meeting is properly called by stockholders, the board of directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request.

Indemnification/Limitation of Liability

ADA-ES's articles and bylaws provide that ADA-ES shall indemnify its directors and officers, to the fullest extent permitted by law, for any liability or expense including any obligation to with respect to an employee benefit plan and any matters covered by the CBCA, except liability that as to which the CBCA prohibits expressly the elimination or limitation of liability. In addition, as required by the CBCA, the Company is required to give shareholders, with or before the notice for the next shareholders' meeting, a notice of all indemnification of, or advancement of expenses to, directors of the ADA-ES in connection with a proceeding by or in the right of the corporation.

AES's certificate provides that, to the fullest extent permitted by the DGCL, directors of AES shall not be held personally liable to AES or its stockholders for monetary damages for breach of any fiduciary duty as a director. In addition, AES's certificate and bylaws provide that AES shall indemnify, to the fullest extent permitted by the laws of Delaware, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was a director or officer of AES or serves or served at any other enterprise as a director or officer at the request of AES.

Record Date

Consistent with the CBCA, ADA-ES's bylaws provide that with respect to all actions requiring the fixing of a record date, the record date is not to be more than seventy (70) days (nor fewer than (10) days in the event of a meeting) before a meeting or action requiring a determination of shareholders.

Consistent with the DGCL, AES's bylaws provide that the record date is not to be more than 60 days (nor fewer than 10 days in the event of a meeting) before a meeting or action requiring determination of stockholders.

Amending the Charter

The CBCA provides that amendments to a corporation's articles of incorporation (other than certain ministerial amendments that may be made by the board of directors, without shareholder action) may be proposed by the board of directors or by the holders of shares representing at least 10% of all of the votes entitled to be cast on the amendment. The board must recommend the amendment to the shareholders, unless the amendment is being proposed by the shareholders, or unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders.

In accordance with the DGCL, amendments to AES's certificate generally require that the Board adopt a resolution setting forth the amendment, declaring its advisability and submitting it to a vote of the stockholders (i.e., stockholders are not entitled to enact an amendment to the AES's certificate without any Board action).

Corporate Records (Form of Records)

Under the CBCA, ADA-ES is required to keep as permanent records minutes of all meetings of the shareholders and the Board of ADA-ES, a record of all actions taken by the shareholders or the Board of ADA-ES without a meeting, a record of all actions taken by a committee of the Board of ADA-ES, and a record of all waivers of notices of meetings of shareholders and of the Board of the or any committee of the Board. In addition, the CBCA requires ADA-ES to keep specific records at its principal office, including the Colorado Articles, the Colorado Bylaws, the minutes of all shareholders' meetings, and records of all action taken by shareholders without a meeting, for the past three years, all written communications within the past three years to shareholders as a

Pursuant to the DGCL, any records maintained by AES in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

group or to holders of any class or series of shares as a group, a list of the names and business addresses of current directors and officers, a copy of ADA-ES's most recent Colorado annual corporate report, and all financial statements prepared for periods ending during the last three years that a shareholder has a right to request under the CBCA.

Examination of Books and Records

Pursuant to the CBCA, any record or beneficial shareholder of the ADA-ES may, upon 5 days' written demand, inspect certain records, including the articles of incorporation, bylaws, minutes of shareholder meetings or records of all actions taken by consent without a meeting, communications with shareholders during the previous three years, the list of names and business addresses of current directors and officers, the most recent Colorado corporate annual report, and all financial statements prepared during the last three years as that a shareholder has a right to request under the CBCA. In addition, upon 5 days' written demand, any shareholder may inspect the list of shareholders and certain other corporate records, including (a) excerpts of minutes of any meetings of the Board, a board committee or shareholders of ADA-ES, (b) excerpts of actions taken by the Board, a Board committee or shareholders by consent without a meeting, (c) waivers of notices of any meetings of the Board, a Board committee or shareholders, and (d) accounting records of the corporation, if the shareholder either (i) has been a shareholder for at least 3 months or (ii) is a shareholder of at least 5% of all outstanding shares of any class of shares when the demand is made, provided that the demand is made in good faith and for a "proper purpose"" (as defined), the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect, and the records are directly connected with the described purpose.

Pursuant to the DGCL, the inspection rights of the stockholders of AES are the same as under Colorado law, except: (i) there is no requirement that a stockholder has been a stockholder for at least 3 months or is a stockholder of at least 5% of all outstanding shares of any class of shares when the demand is made, and (ii) if AES refuses to permit inspection or does not reply to the demand within 5 business days after the demand has been made, the stockholder may apply to the Delaware Court of Chancery for an order to compel such inspection.

Business Combination Statute/Fair Price Provisions

The CBCA does not contain any "business combination provisions" which would serve to prevent or delay combinations with "interested shareholders."

ADA-ES's articles do not contain any "fair price" provisions.

Section 203 of the DGCL provides for a three-year moratorium on certain business combination transactions with "interested stockholders" (generally, persons who beneficially own 15% or more of the corporation's outstanding voting stock). AES's certificate includes "fair price" provisions that will be in lieu of Section 203. Accordingly, AES has opted out of Section 203 of the DGCL in its certificate.

AES's certificate contains a fair price provision. The fair price provision is designed to prevent a purchaser from utilizing two-tier pricing and similar tactics in an attempted takeover. This provision requires the affirmative vote of holders of at least majority of the outstanding shares of voting stock not owned directly or indirectly by any interested stockholder or any affiliate of an interested stockholder to approve any business combination with any related or interested person. If such business combination has been approved by a majority of continuing directors at a meeting at which a continuing director quorum is present or such business combination involves AES and a subsidiary in which a related person has no direct or indirect interest, subject to certain additional limitations; however, however, such heightened standard of shareholder approval will not apply and the business combination would require only such affirmative vote as may be required by law or otherwise.

Dissenters' and Appraisal Rights

Pursuant to the CBCA, with certain exceptions that apply to corporations listed on a national securities exchange or the NASDAQ stock market, or that are held by more than 2,000 shareholders of record (including for such purpose both "record" and "beneficial" holders of shares), as is the case for ADA-ES shareholders are entitled to exercise dissenters' rights in the event of certain mergers, share exchanges, sales, leases, exchanges or other dispositions of all or substantially all of the property of the corporation and conversions. Shareholders also may dissent in the case of a reverse stock split that reduces the number of shares owned to a fraction of a share or to scrip if such scrip is to be acquired for cash or voided. Dissenters' rights in Colorado are available to both record holders and beneficial holders, however such rights are not available in connection with the reincorporation proposal.

Under the DGCL, appraisal rights are available only in connection with statutory mergers or consolidations. Even in those cases, unless the certificate of incorporation provides otherwise (and AES's certificate does not so provide), the DGCL does not provide appraisal rights for any class or series of stock (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders, except that appraisal rights are available for stockholders who, by the terms of the agreement of merger or consolidation, are required to accept anything other than: (i) shares of the corporation surviving or resulting from the merger or consolidation; (ii) shares of any other corporation which at the effective time of the merger or consolidation are either listed on a national securities exchange or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares; or (iv) any combination of the foregoing shares and cash in lieu of fractional shares.

Derivative Actions

Pursuant to the CBCA, if following final judgment, a court finds that an action by a shareholder by or in the right of the corporation (i.e., a "derivative action") was brought without reasonable cause, the court shall require the plaintiff to pay the defendants' reasonable expenses attributable to the defense of such action, exclusive of attorney's fees. In addition, ADA-ES may, at any time before final judgment, require the plaintiff to give security for the costs and reasonable expenses which may be incurred by ADA-ES or other parties named as defendants in the

The DGCL's requirements for bringing derivative actions are substantially similar to those contained in the CBCA, except that the DGCL does not impose (i) the reasonable cause requirement or (ii) the security requirement imposed by the CBCA.

defense of such action, but not including attorney's fees, if the shareholder instituting the action holds less than 5% of the outstanding shares of any class of ADA-ES, unless the shares so held have a market value in excess of $25,000. If the court then finds that the action was instituted without reasonable cause, the corporation shall have recourse to such security in the amount determined by the court upon termination of the action.

Franchise Tax

There is no franchise tax in Colorado. There is a nominal annual fee assessed to maintain the good standing of a corporation in the State of Colorado.

The DGCL requires corporations to pay franchise tax annually. The amount of such franchise tax will be significantly more than the nominal annual fee ADA-ES is paying in Colorado.